(g)(viii)

AMENDMENT NO. 8

GLOBAL CUSTODY AGREEMENT

Amendment No. 8 dated as of July 27, 2011 (“Amendment No. 8”), to the Global Custody Agreement, dated as of December 31, 2001, as amended (“Agreement”), by and between AXA Premier VIP Trust (“Trust”) and JPMorgan Chase Bank (“JPMorgan”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement.

The Trust and JPMorgan hereby agree to modify and amend the Agreement as follows:

1. Section 4.1 is hereby amended by adding the following new subsections (c) and (d):

(c)	Liabilities for which a security interest, lien or set off right is granted to Bank or applies under the foregoing subsection (a) or (b) include overdrafts, advances or other credits of cash incurred through, or arising under, any omnibus demand deposit or clearing account used to process transactions for Customer and attributable to Customer, including but not limited to purchase and redemption of units or shares of Customer, whether or not the account is in the name of the customer or another entity affiliated with Customer.

(d)	Customer will ensure that its transfer agent or record-keeper (as the case may be) provides to Bank, promptly upon request: (A) information as to the amount of cash attributable to Customer in any such omnibus demand deposit or clearing account, (B) information regarding the transactions of Customer that are processed through the omnibus demand deposit or clearing account, and (C) records to identify and support any obligations, overdrafts, advances or other credits of cash. Customer will be responsible for any liabilities resulting from a failure or delay of the transfer agent or record-keeper (as the case may be) to provide accurate and timely the foregoing information to Bank.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 8 as of the date first above set forth.

AXA PREMIER VIP TRUST		JPMORGAN CHASE BANK

By:	/s/ Brian Walsh	By:	/s/ John K. Breitweg
Name:	Brian Walsh	Name:	John K. Breitweg
Title:	Chief Financial Officer and Treasurer	Title:	Managing Director